02041072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2002

Apiva Ventures Limited
(SEC File No.: 0-30232
(Translation of registrant's name into English)

3878 West 30th Avenue, Vancouver, B.C. V6S 1X1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva Ventures Limited
(Registrant)

Date: June 7, 2002

By: W. Gardiner
(Signature)*

William Gardiner, Chief Executive Officer
*Print name and title of the signing officer under his signature

APIVA VENTURES LIMITED

3878 West 30th Avenue
Vancouver, B.C.
V6S 1X1

MANAGEMENT INFORMATION CIRCULAR

As at May 14, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Apiva Ventures Limited (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission and was published in The Vancouver Province on April 22, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C., V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Stock Transfer Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 15,714,619 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **May 16, 2002** as the record date for the determination of the members entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEE.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[(2)]	First and Present Position with the Company[(1)]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[(3)]
William N. Gardiner Canada	Self-employed Consultant	First and Present: President and Director, July 31, 2000 to date	32,000 [(5)]
Alan P. Stier[(4)] Canada	Self-employed Consultant	First: Director and Secretary Present: Director since September 27, 1993 and Corporate Secretary since May 16, 2000	413,737 [(6)]
Patrick J. McGrath Canada	Certified General Accountant since April, 1999, Accountant prior thereto	First and Present: Director and Chief Financial Officer since May 16, 2000	75,000 [(7)]
Fred E. Wilson[(4)] United States	Physician, in private practice	First: President and Director Present: Director since May 10, 1993	640,000 [(8)]
Ronald W. Noble[(4)] Canada	Retired Sales Representative	First: Secretary Present: Director since December 23, 1997	130,000 [(9)]
Clair S.R. Calvert Canada	Self-employed Consultant	First and Present: Director and Vice President of Corporate Development since January 15, 2001	450,000 [(10)]

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.
(5) Includes 25,000 common shares acquirable upon the exercise of options within 60 days of April 30, 2002.
(6) Includes 279,000 common shares acquirable upon exercise of stock option within 60 days of April 30, 2002.
(7) Consists of 75,000 common shares acquirable upon the exercise of options within 60 days of April 30, 2002.
(8) Includes 375,000 common shares acquirable upon the exercise of options within 60 days of April 30, 2002.
(9) Includes 125,000 common shares acquirable upon the exercise of options within 60 days of April 30, 2002.
(10) Consists of 450,000 common shares acquirable upon the exercise of options within 60 days of April 30, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Granting of Options

During the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	**Date of Grant**	**No. of Shares**	**Consider-ation received for Options**	**Exercise Price Per Share**	**Expiry Date**
William N. Gardiner	January 15, 2001	75,000	Nominal	$0.17 USD	January 15, 2006
Patrick J. McGrath	January 15, 2001	75,000	Nominal	$0.17 USD	January 15, 2006
Clair S.R. Calvert	January 15, 2001	450,000	Nominal	$0.17 USD	January 15, 2006
Alan P. Stier	January 15, 2001	317,000	Nominal	$0.17 USD	January 15, 2006
Ronald W. Noble	January 15, 2001	125,000	Nominal	$0.17 USD	January 15, 2006
Fred E. Wilson	January 15, 2001	375,000	Nominal	$0.17 USD	January 15, 2006

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(b) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
50,000	$0.17	Nov. 22, 2001	$0.39	$11,000 US

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

Subsequent to the end of the Financial Period, the following incentive stock options were exercised by the directors and officers of the Company:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value
38,000	$0.17	April 2, 2002	$0.14	($1,140) US

(c) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase a total of 1,417,000 common shares without par value were granted during the Financial Period, which options were granted to insiders.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 1,416,500 common shares are outstanding, of which options to purchase up to a total of 1,329,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company.

However, reference is made to the heading "Options to Purchase Securities".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting the appointment of Davidson & Company, Chartered Accountants, of Suite 1200, Stock Exchange Tower, 609 Granville Street, P. O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was appointed auditor of the Company on February 12, 2002.

A copy of a Notice of Change of Auditor and letters, dated February 8, 2002 from Deloitte & Touche, the former auditor, and dated February 12, 2002, Davidson & Company, the successor auditor, respectively, addressed to the British Columbia, Alberta and Ontario Securities Commissions and Confirmation re Review by the Audit Committee or Board of Directors are attached hereto and form a part of this Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or senior officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of May 8, 2002.

BY ORDER OF THE BOARD
APIVA VENTURES LIMITED

"William Gardiner"
William N. Gardiner, President

Schedule "A" to the Information Circular of APIVA VENTURES LIMITED (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

- (i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;
- (ii) a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
- (iii) President of the company;
- (iv) a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
- (v) an officer of the company or any other person who performed a policy-making function in respect of the company

whether or not the individual was also a director of the company.

(c) "Named Executive Officers" means:

- (i) each CEO, despite the amount of compensation of that individual;
- (ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
- (iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and Principal Position	Year (4)	Annual Compensation			Long Term Compensation			All Other Compen-Sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(5) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(6) payouts ($)	
William N. Gardiner, President and Chief Executive Officer (3)	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lawrence D. Siegel, former President and Chief Executive Officer (2)	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 87,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil $47,486(7) Nil
Alan P. Stier, former President and Chief Executive Officer (1)	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $30,000* $60,000*

Notes: (1) Mr. Stier resigned as Chief Executive Officer in May 2000 and continues to serve as Secretary and Director of the Company.

(2) Mr. Siegel was appointed Chief Executive Officer of the Company in May 2000 and resigned in July 2000.

(3) Mr. Gardiner was appointed Chief Executive Officer of the Company in July 2000.

(4) January 1 to December 31.

(5) Stock appreciation rights.

(6) Long-term incentive plan

(7) By Agreement dated May 16, 2000 between the Company and Lawrence D. Siegel (the "Consultant") and Yellow Pearl, Inc. ("Yellow") an Illinois corporation wholly owned by the Consultant whereby Yellow agreed to provide the exclusive services of the Consultant to the Registrant for an initial term of one year. Lawrence D. Siegel also agreed to act as President and CEO of the Company. Pursuant to the terms of the agreement the Consultant performed such executive duties and responsibilities assigned to him by or under the authority of the board of directors, such duties and responsibilities being consistent with those customarily associated with the positions of President and CEO. Consideration for the services was the sum of $10,000 U.S. per month. The agreement was terminated, by mutual consent, effective July 31, 2000.

(*) The sum of $4,950 with respect to rent between January 2000 through May 2000 and $11,310 in the financial period ended December 31, 1999 were paid to a company controlled by Mr. Stier. These amounts are not included in the table above.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period"):

Name	Securities under Options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William Gardiner	75,000	5%(1)	$0.17 US	$0.17 US	January 15, 2006

(1) Reflected as a percentage of the total number of options to purchase common shares granted (1,592,000) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Number of Unexercised Options/SARs at December 31, 2001 Exercisable/ Unexercisable	Value of Unexercised in-the-money(2) Options/SARs at December 31, 2001 Exercisable/ Unexercisable
William Gardiner	50,000	$0.22 US	25,000	$5,500 US

(1) "Aggregate Value Realized" means the excess of the market value (per share) at exercise over the exercise price at the date of exercise.

(2) "In-the-money" means the excess of the market value of the common shares of the Company on December 31, 2001 over the base price of the options. The closing price of the common shares of the Company on December 31, 2001 was $0.17 US.

Pension Plan

The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have any employment contracts in place.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company.